Exhibit 21.1
SUBSIDIARIES

Name:		Jurisdiction of Organization

1.	Endeavour Operating Corporation,	Delaware
formerly NSNV, Inc.
2.	Endeavour Energy UK Limited	England and Wales
3.	Endeavour Energy Norge AS	Norway
4.	Endeavour Energy Netherlands B.V.	The Netherlands
5.	Endeavour International Holding B.V.	The Netherlands
6.	END Operating Management Company	Delaware
7.	END Management Company	Delaware
8.	Endeavour North Sea Limited,	England and Wales
9.	formerly Talisman Expro Limited